This submission is being made solely for the purpose of obtaining series and class (contract) identifiers for the following Guarantee Periods (market value adjusted fixed account options) of SelectDirections NY, AIM Lifetime Plus NY, AIM Lifetime Plus II NY, and Custom Portfolio NY currently registered on Form S-1 as Registration No. 333-278375, under CIK 00001553899 for Wilton Reassurance Life Company of New York in contemplation of a future post-effective amendment to be filed pursuant to Rule 485(a), as directed by the SEC in Release No. 33-11294; 34-100450; IC-35273; File No. S7-16-23 (“Registration for Index-Linked Annuities and Registered Market Value Adjustment Annuities; Amendments to Form N-4 for Index-Linked Annuities, Registered Market Value Adjustment Annuities, and Variable Annuities; Other Technical Amendments”), or pursuant to Rule 485(b) in accordance with Rule 485(b)(1)(vii).

Any questions on this submission should be directed to Karen Carpenter, Assistant General Counsel, at Wilton Reassurance Life Company of New York at (319) 491-8364.